UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number 001-42955

Titan Mining Corporation
(Translation of registrant’s name into English)

 Suite 555, 999 Canada Place

Vancouver, British Columbia, Canada V6C 3E1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐    Form 40-F ☒

The following documents are being submitted herewith:

Exhibit	Description
99.1	Empire State Mines 2025 NI 43-101 Technical Report Gouverneur, New York, USA, dated effective December 1, 2025
99.2	Consent of Qualified Person – Bahareh Asi
99.3	Consent of Qualified Person – David Willock
99.4	Consent of Qualified Person – Deepak Malhotra
99.5	Consent of Qualified Person – Derick de Wit
99.6	Consent of Qualified Person – Donald R. Taylor
99.7	Consent of Qualified Person – Oliver Peters
99.8	Consent of Qualified Person – Steven M. Trader
99.9	Consent of Qualified Person – Todd McCracken

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Titan Mining Corporation
(Registrant)

Date: December 15, 2025	By:	/s/ Tom Ladner
	Name:	Tom Ladner
	Title:	General Counsel

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